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                                                                      Exhibit 1
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                             SUMMARY OF REMARKS FROM

                             THE LACLEDE GROUP, INC.

                         ANNUAL MEETING OF SHAREHOLDERS

                                JANUARY 30, 2003


     Barry Cooper, the Chief Financial Officer, gave a brief report on the Company's finances. His report follows:

     Net income for the quarter was $15.1 million or $.80 per share compared with $7.7 million of net income or $.41 per share during the same period last year, an increase in earnings of over 95 percent. Reflective of the seasonal nature of our business, earnings for the quarter were derived primarily from the regulated activities of the Company's largest subsidiary, Laclede Gas Company.
     The year-over-year earnings improvement is due, in large part, to 21 percent higher sales, linked to a return to near-normal temperatures in Laclede Gas' service area. Temperatures this year were approximately 32 percent colder than the same period last year, when temperatures were the third warmest October-to-December on record.
     Contributing to the Company's improved results for the quarter were the impacts of the December 2001 and November 2002 rate cases, which were somewhat offset by an increased provision for uncollectible accounts for utility customers who may be unable to pay their gas bills. Earnings from the Company's non-regulated operations showed improved results over the same quarter last year.
     On December 6, 2002, we completed a $45 million trust preferred securities offering at 7.7 percent, with a maturity date in December 2032. It is of interest to note that trust preferred securities are generally considered to have elements of both debt and equity. Dividends are treated as interest expense, and the securities receive partial equity credit by a majority of the rating agencies. Such securities are commonly utilized by utilities and banking institutions. In our case, the issuance went very well and, in fact, could have been expanded if we had chosen to do so. The proceeds from this issuance were primarily used to repay the short-term bank note obtained in January 2002 to fund the acquisition of SM&P.
     Our short-term borrowings through the issuance of commercial paper are used to pay for natural gas prior to the receipt of payment from our customers. In that regard, Laclede Gas' outstanding commercial paper was approximately $168 million at December 31. Currently, we have aggregate lines of credit supporting the Company's ability to issue commercial paper totaling $230 million.

     Mr. Yaeger then gave his report, which follows:

     At last year's annual meeting, I spent considerable time putting our first quarter financial results for 2002 into perspective by describing how the extreme weather fluctuations impacted earnings and revenue flows over recent years. This year, I am extremely pleased to report that we have significantly mitigated the impact of weather volatility on Laclede Gas customers during cold winters and essentially stabilized the Company's earnings and core revenue flow through the


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approval and implementation of an innovative rate design. This is not only a first for your Company, but a first for any natural gas distribution company
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in Missouri.
     This new rate design provides Laclede Gas with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. This means that, in the event of a colder-than-normal winter, when customers' bills and the Company's revenues would traditionally have been higher because of increased usage, Laclede's customers will essentially pay no more than the utility's actual authorized distribution costs. Conversely, in a warmer-than-normal winter, when bills and our revenue flow would normally be lower, the rate structure will prevent any significant weather-related under-recovery of these actual distribution costs.
     We are very proud of this weather mitigation plan since it benefits both of you -- our shareholders and our customers -- a relatively rare outcome in today's complex business environment. As I have stated on numerous occasions in the past, this has been an essential part of our core stabilization strategy from the beginning, and it became operational last November as part of our most recent rate case settlement and was reflected in the first quarter results you just heard.
     That agreement also included new rate levels designed to provide the Company's recovery of the increased costs of building, operating and maintaining its 1,500 mile distribution system by $14 million annually, and allowed us to stabilize the impact of pension expense treatment as well, which, next to weather fluctuation, had historically represented the second most volatile
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influence on our earnings and revenue flow.
     Therefore, this recent rate settlement allows us to:
1. Positively impact earnings levels through rates that more appropriately
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   reflect our utility costs,
2. Mitigate the previously associated earnings volatility due to weather
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   fluctuations and pension variations, and
3. Cap the billing impact that cold weather periods can have on our natural gas customers.

     Of course, the portion of our customer's bill related to unregulated gas costs may still vary with the market-driven movement in wholesale gas prices, and weather still will have an impact on the amount of natural gas customers use.
     However, in that regard, we have taken actions through our recent risk management program to provide significant protection for our customers and shareholders by managing price fluctuations due to changes in the unregulated wholesale cost of natural gas as well.
     This risk management program is another initiative of which we are justifiably proud. We aggressively, but prudently, use financial instruments to limit our customers' exposure to market price spikes by "hedging" against high wholesale price levels. Approximately 60 percent of our flowing gas supply for the current winter heating season is so hedged. In addition, our significant storage capabilities -- both within our service area and upstream from St. Louis -- also act as a natural physical hedge because we buy the gas in warmer months when prices generally are lower. Further, our storage capacity lessens our exposure to supply disruptions.
     This risk management program has already proven to be beneficial, as it was only just recently that it was necessary to move the purchased gas portion of our customers' bills to the level others in the state have been charging for the last several months. Since November, Laclede customers were paying gas costs at roughly 15% below what gas customers were being charged elsewhere in the state.
     In another positive development in our utility business, our shareholders and customers have benefited from our obtaining regulatory approval to allow more frequent changes -- up and


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down -- in our purchased gas costs. Rather than being held to one winter per year and one summer scheduled adjustment, we now have four scheduled adjustment dates, with three of them coming during the heating season when prices tend to be most volatile. This allows us to better reflect current gas prices on customers' bills closer to the time period in which they are incurred and to pass through market prices on a current basis during the high-volume winter months.
     Finally, regarding other initiatives that we have undertaken to assist our customers -- this past year we developed an innovative and targeted program -- which we call "catch-up/keep-up" -- to provide further means of assistance to our most vulnerable customers by helping low-income residents in the Laclede Gas service area reduce or eliminate the past-due amounts on their heating bills, thereby providing them with monthly payment amounts that are much more affordable -- and do it in a way that would benefit customers and shareholders alike.
     The "catch-up/keep-up" program would have made available, several million dollars each year, to be administered by Dollar-Help, Inc. -- one of the nation's most active and established fuel funds -- with the assistance of area community action program agencies, thereby avoiding the need to construct any additional, costly administrative process. Funding for this unique program would have come from discounts that Laclede is able to negotiate with its out-of-state pipeline transporters.
     The Federal Energy Regulatory Commission (FERC) approves these pipeline transportation costs at levels which are deemed to be just and reasonable for the pipeline's customers such as Laclede. However, Laclede has been able, through negotiation, to obtain discounts from those authorized rates. Under "catch-up/keep-up," those negotiated discounts would have gone to Laclede's customers as follows: 70% in an across-the-board reduction to the gas cost portion of their bills and 30% in a more targeted manner to low-income customers who qualify. In time, the results of eliminating past-due balances also would reduce the utility's level of uncollectible accounts, which would be reflected in reduced rate levels for all customers.
     Unfortunately -- for our customers and the Company -- the Missouri Public Service Commission rejected this proposal two weeks ago on a narrow 3-2 vote. We continue to believe that "catch-up/keep-up" is a good program and a workable solution to a very real problem -- and --
     In that regard, last Thursday we filed for expedited reconsideration of the Commission order reflecting further modifications to address their stated concerns. Among these was to halve the annual funding amount to $3 million. We continue to believe this program represents an innovative and effective approach to a difficult problem, particularly in light of this winter's colder weather and rising gas costs.
     Internally, we continue to make progress in implementing a series of process improvements designed to more closely align our daily activities with strategic goals, and to link employee compensation with measured performance.
     As a corporate entity, we have developed a strategic plan, and the implementation of that plan is well underway. We have clearly identified the challenges we face, we have established tactical approaches to address these complex and wide-ranging issues, and we have made good progress this year to resolve many of the most troublesome. The entire process of being able to manage our future will take time and there will be delays and bumps along the road -- but the actions we are taking are steadily gaining momentum and are beginning to provide solid results -- as Barry mentioned earlier.


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     We are in the midst of a transition, creating an organization that is becoming more sharply focused and intent on managing for results rather than relying on weather cycles and regulatory decisions.
     Further, The Laclede Group is committed to continuing the highest level of corporate integrity. We continue to review our organizational and internal policies in light of the recent laws and rules enacted by Congress, the New York Stock Exchange, and the Securities and Exchange Commission, and make changes where needed. New corporate governance guidelines adopted by our board of directors became effective on October 1, 2002. Our re-designated corporate governance committee and the compensation committee are, like the audit committee, totally comprised of independent directors. On behalf of myself and the board of directors -- I assure you that we are committed to continuing to earn the trust you have placed in us by allowing us to manage your Company.
     Thus far, I have spoken primarily of our regulated core utility operations. We have done well there in our efforts to stabilize and improve the core gas distribution business to the benefit of our shareholders and our more than 630,000 utility customers.
     But, as I have stated previously, there is a second facet of our organization -- the effort to introduce a recognizable, non-regulated component to our business. We continue to seek measured growth that embodies understandable and manageable risks, and is succinct, credible and easily understood by the market and within our organization.
     We did well in this area during fiscal 2002 -- purchasing SM&P Utility Resources from NiSource Inc. last January. SM&P is one of the nation's major underground facilities locating and marking service companies. Its market area is in the central United States, and its revenues come primarily with the construction season, making them counter-seasonal to our core utility business. Even during a national economic downturn and, in particular, a period that was especially challenging for the telecommunications sector -- including some of SM&P's largest customers -- fiscal 2002 earnings from SM&P, since acquisition, were accretive and accounted for approximately 8 cents per share in 2002.
     However, last December, the situation changed, unexpectedly and significantly. SM&P was notified by two of its largest telecommunications customers that, as a result of their continued employee layoffs, these companies would be making the locating work done by SM&P available to those impacted employees if they wanted it, beginning in February and March. We have been assured their decision had nothing to do with the quality of SM&P's work, but was the result of these internal matters. In total, these two customers accounted for about $45 million in revenue for FY 2002, so their decision was certainly not good news, although we continue to be in communication with these customers and expect to retain a portion of their business compared to their initial estimates.
     Therefore, we have taken active steps to "right-size" the organization, reducing SM&P's 2,000 employees to around 1,200. This decision was not made lightly, and we are aware of the hardship placed on these employees. But the lost work -- and the entire economic environment -- made it a necessary one.
     However, from a purely organizational standpoint, this unforeseen event gave us the opportunity to go through the entire operation thoroughly, focusing on people and processes -- in essence, to "redesign" the business model. As we move forward and re-grow the business, SM&P should be in a better economic position to add business faster and more efficiently. It certainly wasn't the way we intended to do this, but the decision was forced upon us, and we will do the best we can to regain the work and the workers


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we have lost. And, in fact, we have added several new customers, expanded several marginal markets, and continue to work with the impacted customers on a retention and expansion program.
     These efforts remain the focus of the unregulated side of our business. It is our intent to manage SM&P through this situation, and we believe that it will emerge even stronger.
     Looking to the future of The Laclede Group, we are very fortunate to have an outstanding civic and business leader of the stature of Mr. Arnold W. Donald to stand for election to our board. Mr. Donald is chairman and chief executive officer of Merisant Company, a global corporation based in St. Louis that manufactures and markets a number of leading tabletop sweetener products around the world, such as Equal(R) and Canderel(R). Prior to assuming leadership of Merisant, Mr. Donald was a senior executive at Monsanto Company, which he joined in 1977. Mr. Donald is travelling this morning but will join us telephonically for our board meeting later today.
     Mr. Donald would succeed Mr. Andrew B. Craig III, who is retiring from the board after serving with distinction since 1994. Andy has reached the mandatory age for retirement under our bylaws. He has served Laclede well, with wisdom and distinction, and we will miss the vision he shared with our board for nine years.
     Andy has had a long and distinguished career. As chairman of the board and chief executive officer, he grew Boatmen's Bancshares into the largest bank in Missouri, Kansas, Oklahoma, Arkansas and New Mexico. When Boatmen's merged with NationsBank, he became chairman of the board of the new company. After retiring from the bank in 1998, he founded and became managing director of RiverVest Venture Partners, a St. Louis-based venture capital firm focusing on early-stage life science investments and is on the board of advisors for the Federal Deposit Insurance Corporation.
     Andy also is well known in St. Louis for his dedication to cultural and service organizations. Numerous business and community organizations have sought his leadership, and they have benefited from his commitment as:
o  A past president and chairman of Civic Progress
o  A past chairman of the Hawthorn Foundation
o  A past member of the board of commissioners for the St. Louis Art Museum
o  A past member of the board of directors of BJC Health System
o  A member of the board of trustees of Washington University and
o  The 1995 campaign chairman for the United Way -- among many, many others.
   He was justifiably elected St. Louis Man of the Year in 1995.
     Andy, we wish you and Jake well in the future, and will always regard you as part of the Laclede family. That concludes my remarks for this morning.

     The corporate secretary indicated receipt of proxies for over a majority of the issued and outstanding common shares and that they represented the necessary votes in favor of the four items of business for the meeting:
o The election of Arnold W. Donald, C. Ray Holman and William E. Nasser each to serve a three-year term to expire in the year 2006
o  The approval of the restricted stock plan for non-employee directors
o  The approval of The Laclede Group equity plan and
o The ratification of the appointment of Deloitte & Touche as auditors for the Company to serve during the fiscal year 2003.


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     Some of the comments made in the reports may have included forward-looking statements. Our actual results may differ materially from those projected in such statements. Additional information about factors that could cause actual results to differ materially from those projected is contained in the Company's Form 10-K and other documents filed with the SEC, which are readily available.


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